UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2022

Commission File Number 000-30902

COMPUGEN LTD.
(Translation of registrant’s name into English)

26 Harokmim Street
Holon 5885849, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Compugen Ltd.

On September 12, 2022, Compugen Ltd. (the “Company”) announced that Mr. Alberto Sessa has been appointed as Chief Financial Officer of the Company, effective November 1, 2022. Mr. Sessa succeeds Mr. Ari Krashin, whose consulting agreement will terminate in November 2022.

A copy of the press release announcing the appointment of Mr. Sessa is furnished as Exhibit 99.1 to this Report on Form 6-K.

With the exception of the quotes of Anat Cohen-Dayag, Ph.D. and Mr. Sessa in the press release, the information contained in this Report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form F-3, File No. 333-240183.

Exhibits

Exhibit Number 99.1	Description of Exhibit Press Release dated September 12, 2022.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

COMPUGEN LTD.

Date: September 12, 2022	By:	/s/ Eran Ben Dor
Eran Ben Dor General Counsel